Exhibit 99.49

Execution Version

AMENDED AND RESTATED UNDERWRITING AGREEMENT

September 16, 2019

Cresco Labs Inc.

520 W Erie Street, Suite 220

Chicago, IL 60654

Attention: Charles Bachtell, Chief Executive Officer and Director

Dear Sir:

Canaccord Genuity Corp. (“Canaccord”), on its own behalf and on behalf of the Canaccord Genuity Group of companies, as lead underwriter, Beacon Securities Limited, Cormark Securities Inc., Eight Capital and GMP Securities L.P. (together with Canaccord, the “Underwriters” and, individually, an “Underwriter”) hereby severally, and not jointly and severally, offer and agree to purchase on an “underwritten” basis in the Qualifying Jurisdictions (as defined below) and the other jurisdictions contemplated herein, including the United States, from Cresco Labs Inc. (the “Company”), and the Company hereby agrees to issue and sell to the Underwriters, an aggregate of 7,350,000 units (each an “Initial Unit” and collectively, the “Initial Units”) of the Company, at the purchase price of $10.00 per Initial Unit (the “Issue Price”), for aggregate gross proceeds of $73,500,000, upon and subject to the terms and conditions contained herein (the “Offering”). Each Initial Unit shall consist of one subordinate voting share in the capital of the Company (each an “Initial Share” and collectively, the “Initial Shares”) and one-half of one subordinate voting share purchase warrant of the Company (each whole subordinate voting share purchase warrant being an “Initial Warrant” and collectively, the “Initial Warrants”). After a reasonable effort has been made to sell all of the Initial Units at the Issue Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Issue Price shall not affect the aggregate gross proceeds less Underwriters Fees (as defined below) payable to the Company.

Upon and subject to the terms and conditions herein set forth and in reliance upon the representations and warranties herein contained, the Company hereby grants to the Underwriters, in the respective percentages set out in Section 19 of this Agreement, an option (the “Over-Allotment Option”) to purchase up to 1,102,500 additional units of the Company (each an “Additional Unit” and collectively, the “Additional Units”) at a price equal to the Issue Price, that is exercisable on or before 5:00 p.m. (Toronto time) on the date that is 30 days after the Closing Date (as defined below). Each Additional Unit shall consist of one subordinate voting share in the capital of the Company (each an “Additional Share” and collectively the “Additional Shares”) and one-half of one subordinate voting share purchase warrant of the Company (each whole subordinate voting share purchase warrant being an “Additional Warrant” and collectively the “Additional Warrants”). The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Issue Price; or (ii) Additional Shares at a price of $8.92 per Additional Share; or (iii) Additional Warrants at a price of $2.16 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants so long as the aggregate number of Additional Shares and Additional Warrants that may be issued under the Over-Allotment Option does not exceed 1,102,500 Additional Shares and 551,250 Additional

Warrants. The Over-Allotment Option may be exercised in whole or in part at any time and from time to time prior to its expiry in accordance with the provisions of this Agreement. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

Delivery of and payment for any Additional Units will be made at the time and on the date (each an “Option Closing Date”) as set out in a written notice of Canaccord, on behalf of the Underwriters, referred to below, which Option Closing Date may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than two Business Days (as defined below) or later than seven Business Days after the date upon which the Company receives a written notice from Canaccord, on behalf of the Underwriters, setting out the number of Additional Units to be purchased by the Underwriters. Any such notice must be received by the Company not later than 5:00 p.m. (Toronto time) on the date that is 30 days after the Closing Date. Upon the furnishing of such a notice, the Underwriters will be committed to purchase, and the Company will be committed to sell and deliver to the Underwriters, in accordance with and subject to the provisions of this Agreement, the number of Additional Units indicated in such notice.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to (i) the “Offering” shall be deemed to include the Over-Allotment Option, (ii) the “Offered Units” shall mean, collectively, the Initial Units and the Additional Units, (iii) the “Shares” shall mean, collectively, the Initial Shares and the Additional Shares, and (iv) the “Warrants” shall mean, collectively, the Initial Warrants and the Additional Warrants.

The Underwriters understand that the Company intends to allocate $8.92 of the Issue Price as consideration for the issue of each Share and $1.08 of the Issue Price as consideration for the issue of each one-half Warrant.

The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and Odyssey Trust Company, in its capacity as warrant agent thereunder. Each Warrant will entitle the holder thereof to acquire one subordinate voting share in the capital of the Company (each a “Warrant Share” and collectively the “Warrant Shares”) at a price of $12.50 per Warrant Share, for a period of 36 months from the Closing Date.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company agrees to pay to the Underwriters: (A) at or prior to the Closing Time (as defined below) on the Closing Date an aggregate cash fee equal to 5.0% of the gross proceeds from the sale of the Initial Units, and (B) at or prior to the Closing Time on each Option Closing Date an aggregate cash fee equal to 5.0% of the gross proceeds from the sale of the Additional Units at that time (the fees referred to in (A) and (B) are collectively the “Underwriters Fees”).

In accordance with the provisions of Section 4 hereof, the Company agrees that each of the Underwriters will be permitted to appoint, at the sole cost and expense of the Underwriter so appointing, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering, and that the Underwriters may determine the remuneration payable to such other dealers appointed by them; provided that, for certainty, the Company shall not have any liability for any such remuneration.

The Company and the Underwriters agree that any offers to sell or sales of the Offered Units to purchasers that are in the United States (as defined below) or to or for the account or benefit of U.S. Persons (as defined below) will (i) be made in compliance with Schedule “A” attached hereto, which forms part of this Agreement, and allows for the Underwriters, acting through their U.S. Affiliates, to offer and re-sell the Offered Units in the United States or to or for the account or benefit of U.S. Persons that are Qualified Institutional Buyers (as defined below) in accordance with Rule 144A (as defined below); (ii) be conducted in such a manner so as not to require registration thereof or the filing of a registration statement or a prospectus with respect thereto under the U.S. Securities Act (as defined below) and (iii) be conducted through one or more duly registered U.S. Affiliates (as defined below) of the Underwriters in compliance with applicable federal and state securities laws of the United States.

The Offering is conditional upon and subject to the additional terms and conditions set forth below. The following are additional terms and conditions of the Agreement between the Company and the Underwriters:

Section 1	Interpretation

Definitions – In addition to the terms previously defined and terms defined elsewhere in this Agreement (as defined below) (including the Schedules hereto), where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Agreement” means this underwriting agreement dated September 16, 2019 between the Company and the Underwriters, as the same may be supplemented, amended and/or restated from time to time;

“Amended & Restated Base Prospectus” has the meaning ascribed thereto in Section 3(1)of this Agreement;

“Ancillary Documents” means all agreements, indentures (including the Warrant Indenture), certificates (including the certificates, if any, representing the Shares, Warrants and Warrant Shares), officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering, whether pursuant to Applicable Securities Laws or otherwise;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 8(ss) of this Agreement;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means, collectively, (i) the applicable securities laws of each of the Qualifying Jurisdictions and their respective regulations, rulings, rules, blanket orders, instruments (including national and multinational instruments), fee schedules and prescribed forms thereunder, the applicable policy statements issued by the Securities Commissions and all rules, by-laws and regulations governing the CSE and (ii) all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“Assets and Properties” with respect to any person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by or in the possession of such person;

“Base Prospectus” has the meaning ascribed thereto in Section 3(1) of this Agreement;

“Beneficiaries” has the meaning ascribed thereto in Section 13(3) of this Agreement;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

“Canadian Shelf Procedures” have the meanings ascribed thereto in Section 3(1) of this Agreement;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” and “Claim” have the meanings ascribed thereto in Section 13(1) of this Agreement;

“Closing” means the closing of the Offering;

“Closing Date” means September 24, 2019 or such earlier or later date as may be agreed to in writing by the Company and Canaccord on behalf of the Underwriters, each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or Option Closing Date, as applicable, or such other time on the Closing Date or Option Closing Date, as applicable, as may be agreed to by the Company and Canaccord on behalf of the Underwriters;

“Contract” means all agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, licenses, leases, loan documents and security documents;

“Cresco Subsidiaries” means, the material subsidiaries of the Company, as set out in Schedule “B” of this Agreement;

“CSE” means the Canadian Securities Exchange;

“Decision Document” has the meaning ascribed thereto in Section 3(1) of this Agreement;

“Defaulted Units” has the meaning ascribed thereto in Section 19 of this Agreement;

“Disclosure Record” means the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Company under Applicable Securities Laws which have been publicly filed or otherwise publicly disseminated by the Company since January 1, 2018;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Applicable Securities Laws;

“Documents Incorporated by Reference” means the documents specified in the Prospectus or any Supplementary Material, as the case may be, as being incorporated therein by reference, together with such other documents which are deemed to be incorporated therein by reference pursuant to Applicable Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Applicable Securities Laws;

“Environmental Laws” means all Applicable Laws currently in existence in Canada and the United States (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances;

“FCPA” has the meaning ascribed thereto in Section 8(rr) of this Agreement;

“Financial Statements” means, collectively, the (i) audited consolidated financial statements of the Company incorporated by reference in the Offering Documents as at and for the financial year ended December 31, 2018 (together with the report of MNP LLP on those financial statements) and as at and for the financial year ended December 31, 2017 (together with the report of FGMK LLC on those financial statements), and including the notes with respect to those financial statements; and (ii) the unaudited condensed consolidated interim financial statements of the Company incorporated by reference in the Offering Documents as at and for the three and six months ended June 30, 2019 (which financial statements include comparative financial information for the comparable periods in 2018), and including the notes with respect to those financial statements;

“Governmental Authority” means any governmental authority and includes, without limitation, any international, national, federal, state, provincial or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions on behalf of a governmental authority or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, which were adopted by the Canadian Accounting Standards Board as Canadian generally accepted accounting principles applicable to publicly accountable enterprises;

“Indemnified Parties” and “Indemnified Party” have the meanings ascribed thereto in Section 13(1) of this Agreement;

“Intellectual Property” means all of the following which is currently owned by, issued to or licensed to the Company or a Cresco Subsidiary, or other rights of the Company or a Cresco Subsidiary to use the following (i) patent rights, issued patents, patent applications, patent disclosures, and registrations, inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable, anywhere in the world, (ii) copyrights (including performance rights) to any original works of art or authorship, including source code and graphics, which are fixed in any medium of expression, including copyright registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (iii) any and all common law or registered trade-mark rights, trade names, business names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, goodwill, domain names and any registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (iv) know-how, show-how, confidential information, trade secrets, (v) any and all industrial design rights, industrial designs, design patents, industrial design or design patent registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (vi) any and all integrated circuit topography rights, integrated circuit topographies and integrated circuit topography applications, anywhere in the world, whether or not registered or registrable, (vii) any reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing, (viii) any other industrial, proprietary or intellectual property rights, anywhere in the world, and (ix) proprietary computer software (including but not limited to data, data bases and documentation);

“Investment Company Act” has the meaning given to it in Schedule “A” to this Agreement;

“Leased Premises” has the meaning ascribed thereto in Section 8(ff) of this Agreement;

“Losses” has the meaning ascribed thereto in Section 13(1) of this Agreement;

“marketing materials” and “template version” shall have their respective meanings ascribed thereto in NI 41-101;

“Material Adverse Effect” means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (a) is materially adverse to the business, assets (including intangible assets), operations, liabilities (contingent or otherwise), capital, prospects relating to publicly announced acquisitions, financial condition or results of operations of the Company and the Subsidiaries, on a consolidated basis or (b) results or could reasonably be expected to result in the Prospectus containing a misrepresentation;

“material change” has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

“material fact” has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

“misrepresentation” has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“OFAC” has the meaning ascribed thereto in Section 8(tt) of this Agreement;

“Offering Documents” means, collectively, the Prospectus and the Supplementary Material, and also includes the U.S. Placement Memorandum;

“person” shall be broadly interpreted and shall include an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, investment club, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

“Passport System” means the passport system procedures provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators;

“Preliminary Base Prospectus” has the meaning ascribed thereto in Section 3(1) of this Agreement;

“Prospectus” has the meaning ascribed thereto in Section 3(2) of this Agreement;

“Qualified Institutional Buyer” has the meaning given to it in Schedule “A” to this Agreement;

“Qualifying Jurisdictions” means all of the Provinces and Territories of Canada, except Quebec;

“Reviewing Authority” has the meaning ascribed thereto in Section 3(1) of this Agreement;

“Rule 144A” has the meaning given to it in Schedule “A” to this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Securities Commission” has the meaning ascribed thereto in Section 3(1) of this Agreement;

“Selling Firm” has the meaning ascribed thereto in Section 4(1) of this Agreement;

“Shelf Securities” has the meaning ascribed thereto in Section 3(1) of this Agreement;

“Standard Listing Conditions” has the meaning ascribed thereto in Section 5(1)(e) of this Agreement;

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company;

“Subsequent Disclosure Documents” means any annual and/or interim financial statements, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, material change reports or other documents issued by the Company after the date of this Agreement that are required by Applicable Securities Laws of the Qualifying Jurisdictions to be incorporated by reference into the Prospectus;

“Subsidiary” means those entities that would be considered a subsidiary of the Company pursuant to the Applicable Securities Laws of the Province of Ontario and includes the Cresco Subsidiaries, and “Subsidiaries” means all of them;

“Supplementary Material” has the meaning ascribed thereto in Section 3(2) of this Agreement;

“Taxes” has the meaning ascribed thereto in Section 8(s) of this Agreement;

“Underwriters’ Information” means the disclosure relating solely to the Underwriters provided to the Company by or on behalf of the Underwriters in writing for inclusion in any of the Offering Documents;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Affiliates” has the meaning given to it in Schedule “A” to this Agreement;

“U.S. Exchange Act” has the meaning given to it in Schedule “A” to this Agreement;

“U.S. Marijuana Laws” has the meaning ascribed thereto in Section 8(ss) of this Agreement

“U.S. Person” has the meaning given to it in Schedule “A” to this Agreement;

“U.S. Placement Memorandum” has the meaning given to it in Schedule “A” to this Agreement; and

“U.S. Securities Act” has the meaning given to it in Schedule “A” to this Agreement.

Other

(a)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(b)	Any reference in this Agreement to a Section shall refer to a section of this Agreement.

(c)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

(d)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(e)

The following are the schedules to this Agreement, which schedules (including the representations, warranties and covenants set out therein) are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule	“A” – Terms and Conditions for Compliance with U.S. Securities Laws

(f)

Where any representation or warranty contained in this Agreement or any Ancillary Document is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein or in any Ancillary Document to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of (i) Charles Bachtell, Chief Executive Officer and Director, (ii) Joe Caltabiano, President and Director, and (iii) Ken Amann, Chief Financial Officer, after having made due enquiry.

Section 2	Nature of Transaction

Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Offered Units pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction, or located outside of a Qualifying Jurisdiction, subject to any restrictions herein, shall purchase

Offered Units, which have been qualified by the Prospectus in Canada, only on a private placement basis under the applicable securities laws of the jurisdiction in which the purchaser is resident or located, in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with Applicable Laws and the terms of this Agreement (including Schedule “A” to this Agreement with respect to offers and sales of Offered Units in the United States or to or for the account or benefit of U.S. Persons), provided that the Underwriters further agree that no Offered Units will be marketed, offered, distributed or sold in Quebec or to any person resident of Quebec as determined under applicable securities laws. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Offered Units and the Company shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Applicable Securities Laws in the Qualifying Jurisdictions within the time required, and in the form prescribed, by Applicable Securities Laws in the Qualifying Jurisdictions. The Company also agrees to file within the periods stipulated under Applicable Laws outside of Canada and at the Company’s expense all private placement forms required to be filed by the Company in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Units outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Laws outside of Canada. The Underwriters agree to offer the Offered Units for sale only in the Qualifying Jurisdictions and to offer the Offered Units to purchasers in the United States or to or for the account or benefit of U.S. Persons only in compliance with Schedule “A” attached hereto, and, subject to the consent of the Company (acting reasonably), in such jurisdictions outside of the Qualifying Jurisdictions and the United States where permitted by and in accordance with Applicable Securities Laws and the applicable securities laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions, the Company shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Company will not be subject to any continuous disclosure requirements in such jurisdictions.

Section 3	Filing of Prospectus

(1)

The Company has prepared and filed with the securities regulatory authorities in the Qualifying Jurisdictions (collectively, the “Securities Commissions”) a preliminary short form base shelf prospectus dated April 25, 2019, (the “Preliminary Base Prospectus”), an amended and restated short form base shelf prospectus dated July 17, 2019 (the “Amended & Restated Base Prospectus”) and a final short form base shelf prospectus dated July 25, 2019 in respect of up to $500,000,000 aggregate principal amount of subordinate voting shares, debt securities, subscription receipts, warrants, and units of the Company (collectively, the “Shelf Securities”) pursuant to Applicable Securities Laws in the Qualifying Jurisdictions. The Company selected the British Columbia Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a decision document (a “Decision Document”) under the Passport System on behalf of itself and the other Securities Commissions for each of the Preliminary Base Prospectus, the Amended & Restated Base Prospectus and the Base Prospectus. The term “Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Applicable Securities Laws, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Applicable Securities Laws, including NI 44-101 and NI 44-102 (together, the “Canadian Shelf Procedures”).

(2)

In addition, the Company shall, not later than 4:00 p.m. (Toronto time) on the date that is two Business Days after the date hereof, prepare and file with the Securities Commissions a prospectus supplement relating to the Offered Units (together with the Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Applicable Securities Laws, the “Prospectus”). Any amendment to the Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under any Applicable Securities Laws in the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Offered Units, where such document is deemed to be incorporated by reference into the Prospectus, is referred to herein collectively as the “Supplementary Material.”

(3)

All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Preliminary Base Prospectus, the Amended & Restated Base Prospectus, the Base Prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Applicable Securities Laws in the Qualifying Jurisdictions to be a part of or included in the Preliminary Base Prospectus, the Amended & Restated Base Prospectus, the Base Prospectus, or the Prospectus, as the case may be.

(4)

For purposes of this Agreement, all references to the Preliminary Base Prospectus, the Amended and Restated Base Prospectus, the Base Prospectus and the Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Securities Commissions on SEDAR.

(5)

During the period of distribution of the Offered Units the Company will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Applicable Securities Laws in the Qualifying Jurisdictions, or be requested by Canaccord, acting reasonably, on behalf of the Underwriters, to continue to qualify the distribution of the Offered Units in the Qualifying Jurisdictions.

(6)

Prior to the filing of the Prospectus and thereafter, during the period of distribution of the Offered Units, including prior to the filing of any Supplementary Material, the Company shall have allowed the Underwriters to review and comment on such documents and shall have allowed the Underwriters to conduct all due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Company, the chair of the Company’s audit committee, its auditors, legal counsel and other applicable experts) which they may reasonably require in order to fulfill their obligations as underwriters in order to enable them to execute the certificate required to be executed by them at the end of the Offering Documents. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Company shall use its commercially reasonable efforts to make available its directors, senior management, auditors and legal counsel, to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to filing of each of the supplement relating to the Offered Units to and any Supplementary Material.

Section 4	Distribution and Certain Obligations of Underwriters

(1)

The Underwriters shall, and shall require any investment dealer (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Units (each, a “Selling Firm”) to agree to, comply with the Applicable Securities Laws and any other applicable securities laws in connection with the distribution of the Offered Units and shall offer the Offered Units for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale to the public and sell the Offered Units only in those jurisdictions where they may be lawfully offered for sale or sold and shall seek the prior consent of the Company, such consent not to be unreasonably withheld, regarding the jurisdictions other than the Qualifying Jurisdictions and the United States where the Offered Units are to be offered and sold. Any Selling Firm shall agree with the Underwriters to comply with the covenants and obligations given by the Underwriters herein. The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Units as soon as reasonably practicable; and (ii) as soon as practicable after the completion of the distribution of the Offered Units, and in any event within 30 days after the later of the Closing Date or the last Option Closing Date, notify the Company thereof and provide the Company with a breakdown of the number of Offered Units distributed in the Qualifying Jurisdictions.

(2)

The Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Units to purchasers in the United States or to or for the account or benefit of U.S. Persons solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and the registration or qualification requirements of applicable state securities laws, and in other jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Units. Any offer or sale of the Offered Units to purchasers in the United States or to or for the account or benefit of U.S. Persons will be made in accordance with Schedule “A” hereto.

(3)

For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution in any Qualifying Jurisdiction where a Decision Document or similar document for the Base Prospectus shall have been obtained from or deemed issued by the applicable Securities Commission following the filing of the Prospectus, unless otherwise notified in writing by the Company.

(4)

During the distribution of the Offered Units, other than the Offering Documents, the press release announcing the Offering dated September 16, 2019 and the term sheet dated September 16, 2019 (which term sheet the Company and the Underwriters agree is a “template version” within the meaning of NI 44-101 of such marketing materials), the Underwriters shall not provide any potential investor with any materials or written communication in relation to the distribution of the Offered Units. The Company, and the Underwriters, on a several basis, covenant and agree (i) not to provide any potential investor of Offered Units with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Units, (ii) not to provide any potential investor in the Qualifying Jurisdictions with any materials or information in relation to the distribution of the Offered Units or the Company other than (a) such marketing materials that have been approved and filed in accordance with NI 44-101, (b) the Prospectus and any Supplementary Material, and (c) any “standard term sheets” (within the meaning of Applicable Securities Laws) approved in writing by the Company and Canaccord on behalf of the Underwriters, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and Canaccord on behalf of the Underwriters, shall only be provided to potential investors in the Qualifying Jurisdictions.

(5)

Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Company under this Section 4 or Schedule “A” with respect to a default under this Section 4 or Schedule “A” by another Underwriter or another Underwriter’s U.S. Affiliate or any Selling Firm appointed by another Underwriter. However, each Underwriter shall be liable to the Company under this Section 4 or Schedule “A” with respect to any breach by it, its U.S. Affiliate or any Selling Firm appointed by it of this Section 4 or of the selling restrictions set forth in Schedule “A”.

Section 5     Deliveries on Filing and Related Matters

(1)	The Company shall deliver, or cause to be delivered, to each of the Underwriters:

(a)	concurrently with the filing of the Prospectus, a copy of the Prospectus, signed by the Company as required by Applicable Securities Laws;

(b)	concurrently with the filing thereof, a copy of any Supplementary Material required to be filed by the Company in compliance with Applicable Securities Laws;

(c)

concurrently with the filing of the Prospectus with the Securities Commissions, one or more “long form” comfort letters dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the current auditor of the Company, Marcum LLP, from MNP LLP and from FGMK LLC with respect to the Financial Statements and other financial and accounting information relating to the Company, which letters shall be based on a review by such auditors within a cut-off date and based on a review of not more than two Business Days prior to the date of the letters, which letters shall be in addition to any auditors’ comfort and consent letters addressed to the Securities Commissions in the Qualifying Jurisdictions;

(d)	as soon as possible after the Prospectus and any Supplementary Material are prepared, copies of the U.S. Placement Memorandum;

(e)

prior to Closing, written evidence from the CSE that conditional approval of the listing of the Shares, the Warrants and the Warrant Shares issuable pursuant to the Offering has been granted by the CSE, subject to the satisfaction of certain usual and customary conditions (the “Standard Listing Conditions”); and

(f)

copies of all other documents resulting or related to the Company taking all other steps and proceedings that may be necessary in order to qualify the Offered Units for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Units under Applicable Securities Laws and who comply with such Applicable Securities Laws.

(2)	Supplementary Material

If applicable, the Company shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation or deemed incorporation by reference in the Prospectus of any Subsequent Disclosure Document, the Company shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document and a comfort letter from each of the Company’s current auditor, Marcum LLP, from MNP LLP and from FGMK LLC, substantially similar to the letters referred to in Section 5(1)(c).

(3)	Representations as to Prospectus and Supplementary Material

Each delivery to any Underwriter of any Offering Document by the Company shall constitute the representation and warranty of the Company to the Underwriters that:

(a)

all information and statements (except for the Underwriters’ Information) contained and incorporated by reference in such Offering Documents, are, at their respective dates and, if applicable, the respective dates of filing, of such Offering Documents, true and correct in all material respects and contain no misrepresentation and, on the respective dates of such Offering Documents, constitute full, true and plain disclosure of all material facts relating to the Company and the Subsidiaries (on a consolidated basis) and the Offered Units, Shares, Warrants and Warrant Shares as required by Applicable Securities Laws of the Qualifying Jurisdictions;

(b)

no material fact or information (except for the Underwriters’ Information) has been omitted from any Offering Document which is required to be stated therein or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

(c)

except with respect to the Underwriters’ Information, each of such Offering Documents complies with the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions in all material respects.

Such deliveries shall also constitute the Company’s consent to the Underwriters’ and any Selling Firm’s use of the Offering Document in connection with the distribution of the Offered Units in compliance with this Agreement.

(4)	Delivery of Prospectus and Related Matters

The Company will cause to be delivered to the Underwriters, at those delivery points as the Underwriters request, acting reasonably, as soon as possible and in any event no later than 12:00 noon (Toronto time) on the next Business Day (or by 12:00 noon (Toronto time) on the second Business Day for deliveries outside of Toronto) following the day on which the Company has filed the prospectus supplement relating to the Offered Units, and thereafter from time to time during the distribution of the Offered Units, as many commercial copies of the Prospectus, any Supplementary Materials and/or the U.S. Placement Memorandum, as applicable, as the Underwriters may request, acting reasonably. Each delivery of any of the Offering Documents will have constituted or will constitute, as the case may be, consent of the Company to the use by the Underwriters and any Selling Firms of those documents in connection with the distribution and sale of the Offered Units in all of the Qualifying Jurisdictions and of the U.S. Placement Memorandum for the distribution of the Offered Units to purchasers in the United States or to or for the account or benefit of U.S. Persons in compliance with the provisions of Schedule “A”.

(5)	Press Releases

Neither the Company, nor the Underwriters or their U.S. Affiliates, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by Applicable Laws or stock exchange rules. For greater certainty, during the period commencing on the date hereof and until completion of the distribution of the Offered Units, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review and comment by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Company will incorporate in such press releases all reasonable comments of the Underwriters. Any such press release shall contain substantially the following legend and comply with Rule 135e under the U.S. Securities Act: “NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”

Section 6   Material Change

(1)

The Company shall promptly inform the Underwriters (and promptly confirm such notification in writing) during the period prior to the Underwriters notifying the Company of the completion of the distribution of the Offered Units in accordance with Section 4(1) hereof of the full particulars of:

(a)

any material change whether actual, anticipated, contemplated, or to the knowledge of the Company, threatened or proposed, in the business, assets (including intangible assets), operations, liabilities (contingent or otherwise), capital, financial condition or results of operations of the Company and the Subsidiaries, on a consolidated basis;

(b)

any material fact which has arisen or has been discovered that would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on or prior to the date of any of the Offering Documents;

(c)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of the Offering Documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which could result in any of the Offering Documents not complying with the Applicable Securities Laws of any Qualifying Jurisdiction; or

(d)	any notice by any governmental, judicial or regulatory authority requesting any material information, or meeting or hearing, relating to the Company or the Offering.

(2)

Subject to Section 6(4), the Company will prepare and file promptly (and, in any event, within the time prescribed by Applicable Securities Laws) any Supplementary Material which may be necessary under the Applicable Securities Laws, and the Company will prepare and file promptly at the request of the Underwriters any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary, to continue to qualify the Offered Units for distribution in each of the Qualifying Jurisdictions.

(3)

During the period commencing on the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Units, the Company will promptly inform the Underwriters in writing of the full particulars of:

(a)	any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Company;

(b)

the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the CSE or any other competent authority, relating to the Prospectus, the distribution of the Offered Units or the Company;

(c)

any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Company, any Subsidiary, the Offering, the issue and sale of the Offered Units or any other event or state of affairs that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(d)

the issuance by any Securities Commission, the CSE or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company (including Offered Units, Shares, Warrants or Warrant Shares) or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company (including Offered Units, Shares, Warrants or Warrant Shares).

(4)

In addition to the provisions of Sections 6(1), 6(2) and 6(3) hereof, the Company shall in good faith discuss with the Underwriters any circumstance, change, event or fact contemplated in Sections 6(1), 6(2) or 6(3) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Sections 6(1), 6(2) or 6(3) hereof and shall consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that any such Supplementary Material shall not be filed with any Securities Commission prior to the review and approval thereof by the Underwriters and their counsel, acting reasonably and in a timely manner.

Section 7     Regulatory Approvals

(1)

Prior to Closing, the Company shall file or cause to be filed with the CSE all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Company has obtained all necessary approvals for the Shares, the Warrants and the Warrant Shares to be conditionally listed on the CSE subject only to the Standard Listing Conditions.

(2)

The Company will make all necessary filings and obtain all necessary regulatory consents and approvals (if any), and the Company will pay all filing, exemption and other fees required to be paid in connection with the transactions contemplated in this Agreement.

Section 8     Representations and Warranties of the Company

The Company represents and warrants to the Underwriters and the U.S. Affiliates, and acknowledges that the Underwriters are relying on such representations and warranties in purchasing the Offered Units, that:

(a)

the Company is a corporation duly incorporated and organized and is a valid and subsisting corporation under the laws of British Columbia, and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its Assets and Properties and to offer, issue and sell the Offered Units (including the Shares and Warrants comprising the Offered Units) and to issue and sell the Warrant Shares underlying the Warrants, and neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up, and (ii) has full corporate right, power and authority to execute this Agreement, the Warrant Indenture and the Ancillary Documents and to carry out its obligations hereunder and thereunder;

(b)

the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each Cresco Subsidiary, in each case, except as disclosed or incorporated by reference in the Offering Documents, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Cresco Subsidiary of any of the shares or other securities of any Cresco Subsidiary;

(c)

this Agreement, the Warrant Indenture and the Ancillary Documents have been or will be on the Closing Date duly authorized by all necessary corporate action on the part of the Company (to the extent it is a party to the particular document) and will constitute valid obligations of the Company (to the extent it is a party to the particular document) legally binding upon the Company, if and as applicable, and enforceable in accordance with their respective terms, subject to the fact that enforceability may be affected by bankruptcy, insolvency, arrangement, liquidation, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally , by general principles of equity, including, without limitation, the fact that equitable remedies (such as specific performance and injunctive relief) may only be awarded in the discretion of a court, applicable statutes of limitations and that the ability to sever unenforceable terms may be limited by Applicable Law;

(d)

each Cresco Subsidiary is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its Assets and Properties and none of the Cresco Subsidiaries nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Cresco Subsidiaries’ dissolution or winding up;

(e)

other than in respect of U.S. Marijuana Laws, the Company and each of the Cresco Subsidiaries (i) has conducted and is conducting its business in compliance with all Applicable Laws of each jurisdiction in which its business is carried on, other than acts of non-compliance that individually or in the aggregate would not have a Material Adverse Effect, and, to the knowledge of the Company, there are no facts that would give rise to a notice of material non-compliance with any such Applicable Laws, (ii) is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business where such license, registration or qualification is necessary to enable its business to be carried on as it is now conducted and Assets and Properties to be owned, leased or operated, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such material licenses, registrations or qualifications are valid and existing and in good standing;

(f)

the Company is a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under the Applicable Securities Laws and is not on the list of defaulting issuers maintained by the Securities Commissions;

(g)

no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority, Securities Commission or lenders to the Company is required of the Company in connection with the execution and delivery of, or with the performance by the Company of its obligations under, this Agreement or the Warrant Indenture except (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under Applicable Securities Laws or the rules, by-laws and regulations of the CSE, and (ii) such post-Closing notice filings with Securities Commissions and the CSE as may be required in connection with the Offering, including under Applicable Securities Laws in the United States and related post-Closing notice filings as may be required in connection with the issue and sale of Offered Units in the United States or to or for the account or benefit of U.S. Persons;

(h)

each of the execution and delivery of this Agreement and the Warrant Indenture, the performance by the Company of its obligations hereunder and thereunder, including the offer, issue and sale of the Offered Units (including the Shares and Warrants comprising the Offered Units) and the issue and sale of the Warrant Shares underlying the Warrants, and the consummation of the transactions contemplated in this Agreement and the Warrant Indenture, do not and will not:

(i)

(i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the

Company or any Cresco Subsidiary, including Applicable Securities Laws; (ii) the constating documents or resolutions of the Company or any Cresco Subsidiary; (iii) any material mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any Cresco Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Company or its Assets and Properties or any Cresco Subsidiary or its Assets and Properties; or except, in the case of clauses (iii) and (iv) above, for such breach, violation or default which has not had and would not reasonably be expected to have a Material Adverse Effect; affect the rights, duties and obligations of any parties to any material indenture, agreement or instrument to which the Company or any Subsidiary is a party, nor give a party the right to terminate any such indenture, agreement or instrument by virtue of the application of terms, provisions or conditions in such indenture, agreement or instrument, except as would not reasonably be expected to have a Material Adverse Effect;

(i)

the Warrant Indenture will at the Closing Time on the Closing Date be duly authorized and executed by the Company and will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, applicable statutes of limitations and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law;

(j)

at the applicable Closing, the Shares and the Warrants will have been duly created, authorized, allotted and reserved for issuance and, at the applicable Closing Time, after payment of applicable consideration:

(i)	the Initial Shares and, if applicable, the Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(ii)	the Initial Warrants and, if applicable, the Additional Warrants will be duly created and validly issued and outstanding as fully paid securities of the Company; and

(iii)

the Initial Shares and the Initial Warrants, and, if applicable, the Additional Shares and the Additional Warrants, will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company;

(k)

at Closing, the Warrant Shares will have been duly authorized, allotted and reserved for issuance, and, upon the exercise of the Warrants and payment of the exercise price therefor, will be validly issued and outstanding as fully paid and non-assessable Subordinate Voting Shares in the capital of the Company. The Warrant Shares will not have been issued in violation of or subject to any preemptive or contractual rights to purchase securities issued or granted by the Company;

(l)

the Subordinate Voting Shares have and the Warrants will have, when issued, the attributes and characteristics and conform in all material respects with the descriptions thereof contained in the Offering Documents;

(m)

the Subordinate Voting Shares are listed and posted for trading on the CSE and, prior to the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Company from the CSE to ensure that, subject to fulfilling the Standard Listing Conditions, the Shares, the Warrants and the Warrant Shares will be listed and posted for trading on the CSE upon their issuance;

(n)

(i) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, constitutes a default under or breach, by the Company, any Subsidiary, or any other person, of any material obligation, agreement, covenant or condition contained in any material Contract to which the Company or any Subsidiary is a party; and (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Units, the Shares, the Warrants, the Warrant Shares, the Subordinate Voting Shares or any other security of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by any such authority or under any Applicable Securities Laws, or except, in the case of clause (i) which has not had and would not reasonably be expected to have a Material Adverse Effect;

(o)

except as disclosed or incorporated by reference in the Offering Documents in respect of the Company or disclosed in writing to Canaccord, the Company is not currently party to any agreement in respect of: (A) the purchase of any material Assets and Properties or any interest therein or the sale, transfer or other disposition of any material Assets and Properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (B) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the Assets and Properties of the Company or otherwise);

(p)

the Financial Statements (i) have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise as required by IFRS) of the Company and the Subsidiaries on a consolidated basis as at such dates and the results of its operations and its cash flows for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Subsidiaries on a consolidated basis in accordance with IFRS, and (iii) have been audited (in the case of the annual financial statements comprising the Financial Statements) or will have been reviewed by the time of the filing of the Prospectus (in the case of the interim financial statements comprising the Financial Statements) by independent public accountants within the meaning of Applicable Securities Laws and the rules of the Chartered Professional Accountants of Canada, and there has been no change in accounting policies or practices of the Company since January 1, 2019 except as disclosed in the Financial Statements. Except as set out in the Financial Statements or as incurred in the ordinary course of business since June 30, 2019 and as would not individually or on the aggregate have a Material Adverse Effect, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements;

(q)

there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or the Subsidiaries with unconsolidated entities and there are no other material liabilities of the Company or the Subsidiaries (absolute, accrued, contingent or otherwise), except as disclosed in the Financial Statements or incurred in the ordinary course of business since the date of the last interim Financial Statements;

(r)

Cresco maintains a system of internal accounting controls sufficient to provide reasonable assurances that, (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(s)

all taxes (including income tax, sales tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Company and the Cresco Subsidiaries have been paid, other than any immaterial amounts as may have failed to have been remitted when due. All tax returns, declarations, remittances and filings required to be filed by each of the Company and the Cresco Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate, in all material respects, and no material fact or facts have been omitted therefrom which would make any of them materially misleading. No examination of any tax return of the Company or any of the Cresco Subsidiaries is currently in progress to the knowledge of Company and there are no material issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Company or any Cresco Subsidiary;

(t)

neither Company nor any of the Cresco Subsidiaries have (i) made an assignment in favour of its creditors nor a proposal in bankruptcy to their respective creditors or any class thereof, nor has any petition for a receiving order been presented in respect of them, or (ii) initiated proceedings with respect to a compromise or arrangement with their respective creditors or for their winding up, liquidation or dissolution. No receiver has been appointed in respect of the Company or any of their respective Assets and Properties and no execution or distress has been levied upon any of their Assets and Properties;

(u)

the Company and the Cresco Subsidiaries have each established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the Assets and Properties of the Company or the Cresco Subsidiaries (other than liens for Taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any Cresco Subsidiary (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, in each case which would reasonably be expected to have a Material Adverse Effect;

(v)

MNP LLP, who audited the audited consolidated financial statements of the Company for the financial year ended December 31, 2018, are independent public accountants and there has not been any “disagreement” or “reportable event” (within the respective meanings of NI 51-102) with the current auditors or any former auditors of the Company;

(w)

the audit committee’s responsibilities and composition comply with National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such instrument applies to “venture issuers”;

(x)

the authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares, Super Voting Shares and Proportionate Voting Shares of which 59,093,847 Subordinate Voting Shares, 500,000 Super Voting Shares and 279,783.68 Proportionate Voting Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company as of the date hereof;

(y)

no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued Subordinate Voting Shares or other securities of the Company or any Cresco Subsidiary or any other security convertible into or exchangeable for any such shares, or to require the Company or any Cresco Subsidiary to purchase, redeem or otherwise acquire any of the outstanding securities in the capital of the Company or any Cresco Subsidiary, except as disclosed or incorporated by reference in the Offering Documents in respect of the Company;

(z)

except as disclosed or incorporated by reference in the Offering Documents, to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any Cresco Subsidiary;

(aa)

except as disclosed or incorporated by reference in the Offering Documents, no legal or governmental actions, suits, judgments, investigations or proceedings are pending to which the Company or any Subsidiary, or to the knowledge of the Company, the directors, officers or employees of the Company or a Subsidiary are a party or to which the Assets and Properties of the Company or a Subsidiary is subject and, to the knowledge of the Company, no such proceedings have been threatened against or are pending with respect to the Company or any Subsidiary, or with respect to their Assets and Properties and none of the Company or any Subsidiary is subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(bb)	neither the Company nor any Cresco Subsidiary is in violation of its constating documents;

(cc)

except as disclosed or incorporated by reference in the Offering Documents, other than liens arising in the ordinary course of business which, individually or in the aggregate, do not and will not have a Material Adverse Effect, the Company and each Cresco Subsidiary owns or has the right to full use of all Assets and Properties owned or used in its business free and clear of any actual, pending or, to the knowledge of the Company, threatened claims, liens, charges, options, set-offs, free-carried interests, royalties, encumbrances, security interests or other interests whatsoever;

(dd)

Except as would not reasonably be expected to have a Material Adverse Effect, all Contracts to which the Company and/or any Cresco Subsidiary is a party are, to the knowledge of the Company, in full force and effect and are valid and enforceable by and against the Company or the Cresco Subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, applicable statutes of limitations and by the fact that the ability to sever unenforceable terms may be limited by Applicable Laws, and none of the Company or any Cresco Subsidiary is in material default or breach of any material Contract;

(ee)

to the knowledge of Cresco and other than certain restrictions on the registration of trademarks, patents and other Intellectual Property related to cannabis at the U.S. federal level, the Company and/or the Cresco Subsidiaries, as applicable, own or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property material to its business as of the date hereof and the Company and each Cresco Subsidiary is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, such Intellectual Property, except in each case that would not have a Material Adverse Effect. There is no pending action or proceeding, nor any action threatened in writing or proceeding, against any person by the Company and the Cresco Subsidiaries with respect to the use of the Intellectual Property material to its business, and there are no state of facts or circumstances which cast doubt on the validity or enforceability of such Intellectual Property, except for circumstances which would not have a Material Adverse Effect. To the knowledge of the Company, the conduct of the Company’s and the Cresco Subsidiaries’ respective businesses does not infringe upon the intellectual property rights, domestic or foreign, of any other person, except where such infringement would not have a Material Adverse Effect and the Company and the Cresco Subsidiaries have not received any claim or notice (written or otherwise) that the conduct of their respective businesses, including the use of the Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other person, or the trade secrets, know-how or confidential or proprietary information of any other person, except where such infringement

(ff)

with respect to each premises of the Company and each of the Cresco Subsidiaries which is material to the business of the Company and which the Company or a Cresco Subsidiary occupies as tenant (each, a “Leased Premises”), the Company or a Cresco Subsidiary occupies such Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which the Company or a Cresco Subsidiary occupies such Leased Premises is, to the knowledge of the Company, in good standing and in full force and effect in all material respects under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Company or the Cresco Subsidiaries;

(gg)	neither the Company nor any Cresco Subsidiary is a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association;

(hh)

the Company and each Cresco Subsidiary is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice;

(ii)

each employee benefit plan that is maintained, administered or contributed to by the Company and the Cresco Subsidiaries for employees or former employees of the Company and the Cresco Subsidiaries has been maintained in all material respects in compliance with its terms and Applicable Laws. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and the Cresco Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect.

(jj)

no material labour dispute, disruption, grievance, arbitration or other conflict exists with the employees of the Company or the Cresco Subsidiaries, or, to the knowledge of the Company, is imminent or threatened;

(kk)

to the knowledge of the Company, since January 1, 2018, none of the directors, officers or employees of the Cresco Subsidiaries, any person who owns, directly or indirectly, an ownership interest in the Cresco Subsidiaries or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company or the Cresco Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Company or the Cresco Subsidiaries, except as disclosed or incorporated by reference in the Offering Documents;

(ll)

the Company and the Cresco Subsidiaries (i) have obtained insurance policies with responsible insurers as are appropriate to their respective Assets and Properties, are sufficient for all applicable requirements of Applicable Law and in such amounts and against such risks as are customarily carried and insured against by comparable businesses, and all such insurance policies are in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect; (ii) are not in material default with respect to the payment of any premium or compliance with any of the provisions contained in such insurance policies and have not failed to give any notice or present any material claim under any such insurance policy in due and timely fashion. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any Cresco Subsidiary has received notice from any of the insurers regarding cancellation of such insurance policy;

(mm)

the minute books, share certificate books, registers of securityholders, registers of transfers and registers of directors and partners and any similar corporate records of the Company and the Cresco Subsidiaries are complete and accurate in all material respects;

(nn)

other than in respect of the U.S. Marijuana Laws or as otherwise publicly announced, to its knowledge, neither the Company nor the Cresco Subsidiaries are aware of any Applicable Law or governmental position or change in Applicable Law or change in governmental position which it anticipates may have a Material Adverse Effect;

(oo)

except as would not have a Material Adverse Effect, each of the Company, the Cresco Subsidiaries and each of their respective Assets and Properties and the operation of their respective businesses, (i) are in compliance with any and all Environmental Laws, (ii) the Company and each of the Cresco Subsidiaries has complied in all respects with all reporting and monitoring requirements under all

Environmental Laws), (iii) has received all material permits, licenses or other approvals required under applicable Environmental Laws to conduct their business, and (iv) is in compliance with all terms and conditions of any such permit, license or approval;

(pp)

except for the Underwriters, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(qq)

except as disclosed or incorporated by reference in the Offering Documents, since June 30, 2019, there has not been any material change in the business, affairs, operations, revenues, capital, properties, assets or liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and the Subsidiaries (taken as a whole) which would have a Material Adverse Effect;

(rr)

neither the Company nor any of the Cresco Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Cresco Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of the Cresco Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”)) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any other applicable anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, foreign official or employee; and the Company and the Cresco Subsidiaries have conducted their respective businesses, transactions, negotiations, discussions and dealings in compliance with applicable anti-bribery and anti-corruption statutes laws and regulations applicable in any jurisdiction in which they are located or conducting business

(ss)

other than in respect of certain United States federal laws relating to the cultivation, distribution or possession of marijuana in the United States and other related judgments, orders or decrees (collectively, the “U.S. Marijuana Laws”), the operations of the Company and the Cresco Subsidiaries are and have been conducted at all times in compliance with the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or the Cresco Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(tt)

neither the Company nor any of the Cresco Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or the Cresco Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of facilitating or financing the activities of or business with any person, or in any country or territory, that currently is the subject to any sanctions administered by OFAC;

(uu)	the Company has not filed any confidential material change report which remains confidential as at the date hereof;

(vv)

the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Qualifying Jurisdictions prior to the date of this Agreement; the Company is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of Prospectus, will be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under the Applicable Securities Laws of the Qualifying Jurisdictions in connection with the Offering of the Offered Units that will not have been filed as required as at those respective dates;

(ww)

the Company has filed all documents forming the Disclosure Record on a timely basis, except for any failure to file on a timely basis which is not material. As of their respective dates, the documents forming the Disclosure Record complied in all material respects with the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and none of the documents forming the Disclosure Record, when filed, contained any misrepresentation or contained an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, which has not been corrected by the filing on a public basis of a subsequent document which forms part of the Disclosure Record;

(xx)

the Shares, Warrants and Warrant Shares will at the Closing Time qualify as eligible investments as described in the Prospectus under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Shares, Warrants or Warrant Shares to cease to be qualified, during the period of distribution of the Offered Units, as eligible investments to the extent so described in the Prospectus;

(yy)

the definitive form and terms of the certificate representing the Subordinate Voting Shares, if certificated, have, or will have at or prior to the Closing Time, been duly approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Subordinate Voting Shares do not and will not conflict with any Applicable Laws or rules, by-laws and regulations of the CSE;

(zz)

the definitive form and terms of the certificate representing the Warrants, if certificated, have, or will have at or prior to the Closing Time, been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Warrants do not and will not conflict with any Applicable Laws or the rules and by-laws of the CSE;

(aaa)	Odyssey Trust Company has been duly appointed as the registrar and transfer agent for the Subordinate Voting Shares at or prior to the Closing Time;

(bbb)	Odyssey Trust Company has been, or will prior to the Closing Time on the Closing Date be, duly appointed as the warrant agent and registrar and transfer agent for the Warrants;

(ccc)

all forward-looking information and statements of the Company contained in the Offering Documents and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based;

(ddd)

the statistical, industry and market related data included, or incorporated by reference, in the Offering Documents are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived;

(eee)

other than in respect of U.S. Marijuana Laws, the acquisitions of the respective material businesses and/or companies disclosed in the Documents Incorporated by Reference were effected in compliance with all Applicable Laws, and no payments will accrue, be owing or be payable by, the Company or any Subsidiary to any person in connection with any such acquisition except (i) as and to the extent disclosed in the Documents Incorporated by Reference; or (ii) for any such payments as would not be material to the Company and the Subsidiaries (taken as a whole);

(fff)

other than in respect of U.S. Marijuana Laws and except as would not reasonably be expected to have a Material Adverse Effect: (i) the Cresco Subsidiaries have all licenses, permits, authorizations, certifications, consents and orders necessary for the conduct of its business as presently conducted, (ii) none of the Cresco Subsidiaries have received any penalty, enforcement action or public notice violation or notice thereof from any state, municipal or local government in respect of such licenses and/or permits, and (iii) each Cresco Subsidiary is in compliance in all material respects with each material license and permit held by it.

(ggg)

other than as disclosed in or incorporated by reference in the Offering Documents, the Company has not completed or entered into an agreement to complete a “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101 and NI 51-102) that would require the inclusion of any additional financial statements (in addition to the Financial Statements incorporated by reference in the Offering Documents) or any pro forma financial statements pursuant to the Applicable Securities Laws of the Qualifying Jurisdictions, and for which a business acquisition report has not been filed under NI 51-102;

(hhh)

other than as disclosed in or incorporated by reference in the Offering Documents, the Company has not entered into any agreement or arrangement in respect of a transaction that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the supplement relating to the Shares; and

(iii)	the Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act).

Section 9	Covenants of the Company

The Company covenants and agrees with the Underwriters that the Company:

(a)

will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and will provide evidence reasonably satisfactory to the Underwriters of each such filing;

(b)

will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Qualifying Jurisdictions which have such a concept and will comply with all of its obligations under Applicable Securities Laws for a period of 36 months following the Closing Date, provided that the Company shall not be required to comply with this Section 9(b) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Company ceases to be a “reporting issuer”” (within the meaning of Applicable Securities Laws in Canada );

(c)

will use its commercially reasonable efforts (including, without limitation, making application to the Securities Commissions of each Qualifying Jurisdiction for all consents, orders and approvals necessary) to maintain the listing of the Subordinate Voting Shares and the Warrants on the CSE or such other recognized stock exchange or quotation system as Canaccord, on behalf of the Underwriters, may approve, acting reasonably, for a period of 36 months following the Closing Date, provided that the Company shall not be required to comply with this

Section 9(c) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Company ceases to be a “reporting issuer”” (within the meaning of Applicable Securities Laws in Canada;

(d)

will apply the net proceeds from the issue and sale of the Offered Units substantially in accordance with the disclosure set out under the heading “Use of Proceeds” in the Prospectus, subject to the qualifications therein;

(e)

will forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by the Company, or upon the Company becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document was untrue or inaccurate in any material respect at the time such representation or warranty was made;

(f)

will use commercially reasonable efforts to cause the directors and officers of the Company to deliver at the Closing Time on the Closing Date, or, as applicable, the Option Closing Date, the agreements contemplated by Section 10(k); and

(g)

subject to Applicable Securities Laws, prior to the earlier of: (i) the Option Closing Date pursuant to which the Over-Allotment Option has been exercised in full; or (ii) the expiry of the Over-Allotment Option, will make available management of the Company for meetings with investors as scheduled by Canaccord at the discretion of Canaccord, acting reasonably.

Section 10	Conditions of Closing

The obligation of the Underwriters to purchase the Initial Units at the Closing Time on the Closing Date and to purchase any Additional Units at the Closing Time on an Option Closing Date shall be subject to the following:

(a)

the Underwriters will receive at the Closing Time a legal opinion addressed to the Underwriters and their counsel dated and delivered on the Closing Date from the Company’s Canadian counsel, Bennett Jones LLP, and from local counsel (only in respect of matters governed by laws of the Qualifying Jurisdictions where the Company’s Canadian counsel is not qualified to practice), in each case in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the following matters, subject to such reasonable assumptions and qualifications customary with respect to transactions of this nature as may be accepted by Underwriters’ counsel:

(i)

the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of Applicable Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(ii)

the Company is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, and has all requisite corporate power, capacity and authority to carry on its business as now conducted and to own, lease and operate its property and assets as described in the Prospectus;

(iii)	as to the authorized and issued capital of the Company;

(iv)	the rights, privileges, restrictions and conditions attaching to the Shares, the Warrants and the Warrant Shares are accurately summarized in all material respects in the Prospectus;

(v)

the Initial Shares and Initial Warrants sold pursuant to the Offering have been duly and validly created and authorized and are issued and are outstanding as fully paid shares or securities (as the case may be) of the Company and, in the case of the Initial Shares, are non-assessable;

(vi)

the Over-Allotment Option has been duly and validly authorized and granted by the Company and the Additional Shares and Additional Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Company and, upon the exercise of the Over-Allotment Option including receipt by the Company of payment in full therefor, the Additional Shares and the Additional Warrants will be duly and validly created, authorized, issued and outstanding as fully paid shares or securities (as the case may be) and, in the case of the Additional Shares, are non- assessable;

(vii)

the Warrant Shares have been duly and validly allotted and reserved for issuance and upon the exercise of the Warrants in accordance with their terms, the Warrant Shares will be duly and validly issued as fully paid and non-assessable Subordinate Voting Shares;

(viii)

the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and the Warrant Indenture and to perform its obligations hereunder and thereunder; (ii) to offer, issue, sell and deliver the Initial Shares and the Initial Warrants comprising the Initial Units; (iii) to grant the Over- Allotment Option and offer, issue, sell and deliver the Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option; and (iv) to issue, sell and deliver the Warrant Shares upon the exercise of the Warrants;

(ix)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions;

(x)

the Company has duly authorized, executed and delivered, this Agreement and the Warrant Indenture and authorized the performance of its obligations hereunder and thereunder, including the offering, creation (as applicable), issue, sale and delivery of the Initial Shares and the Initial Warrants comprising the Initial Units, the grant of the Over-Allotment Option, the offering, creation (as applicable) issue, sale and delivery of Additional Shares and Additional Warrants upon exercise of the Over- Allotment Option, and the issue, sale and delivery of the Warrant Shares upon the exercise of the Warrants, and each of this Agreement and the Warrant Indenture constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to appropriate qualifications that are customary of an offering of this nature;

(xi)

the execution and delivery of this Agreement and the Warrant Indenture and the fulfillment of the terms hereof and thereof, including the offering, creation (as applicable), issue, sale and delivery of the Initial Shares and the Initial Warrants comprising the Initial Units, the grant of the Over- Allotment Option, the offering, creation (as applicable) issue, sale and delivery of Additional Shares and Additional Warrants upon exercise of the Over- Allotment Option, and the issue, sale and delivery of the Warrant Shares upon the exercise of the Warrants, and the consummation of the transactions contemplated by this Agreement and the Warrant Indenture, do not result in a breach of (whether after notice or lapse of time or both) or constitute a default under (i) any of the terms, conditions or provisions of the articles of incorporation or amalgamation, as applicable, of the Company, or (ii) the laws of the Province of British Columbia and the federal laws of Canada applicable therein;

(xii)

if issued, the form and terms of the definitive certificate representing the Subordinate Voting Shares and the Warrants have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), constating documents of the Company and rules, by-laws and regulations of the CSE;

(xiii)	Odyssey Trust Company is the duly appointed registrar and transfer agent for the Subordinate Voting Shares and the duly appointed warrant agent and registrar and transfer agent for the Warrants;

(xiv)

all necessary documents have been filed, all requisite proceedings have been taken, all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained, and all necessary legal requirements have been fulfilled, in order to qualify the distribution of the Initial Shares and the Initial Warrants comprising the Initial Units, the Over-Allotment Option and the Additional Shares and the Additional Warrants upon exercise of the Over-Allotment Option in each of the Qualifying Jurisdictions through dealers who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such Applicable Laws;

(xv)

the issuance by the Company of the Warrant Shares in accordance with and pursuant to the terms and conditions of the Warrants and the Warrant Indenture is exempt from the prospectus requirements of the Applicable Securities Laws in the Qualifying Jurisdictions and no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit or consent of the Securities Commissions is required to be obtained by the Company under the Applicable Securities Laws in the Qualifying Jurisdictions to permit such issuance of the Warrant Shares;

(xvi)

the first trade in Warrant Shares underlying the Warrants is exempt from the prospectus requirements of the Applicable Securities Laws in the Qualifying Jurisdictions and no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Company under Applicable Securities Laws of the Qualifying Jurisdictions to permit such trade through registrants registered under Applicable Securities Laws who have complied with such laws and the terms and conditions of their registration, provided that (i) such trade is not a “control distribution” as that term is defined in National Instrument 45-102 – Resale of Securities at the time of such trade, (ii) the Company is a reporting issuer (as defined under Applicable Securities Laws) at the time of such first trade, and (iii) such first trade is not a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution;

(xvii)

relying solely on the conditional approval letter (or equivalent) from the CSE, that the Shares and Warrants comprising the Initial Units and Additional Units and the Warrant Shares issuable upon the exercise of the Warrants and Additional Warrants have been conditionally approved for listing on the CSE, subject only to Standard Listing Conditions; and

(xviii)	confirming the statements under the heading “Eligibility for Investment” in the Prospectus, subject to the qualifications, assumptions and limitations set out under such heading.

In connection with such opinion, counsel to the Company may rely on the opinions of local counsel in the Qualifying Jurisdictions acceptable to counsel to the Underwriters, acting reasonably, as to the qualification for distribution of the Offered Units or opinions may be given directly by local counsel of the Company with respect to those items and as to other matters governed by the laws of jurisdictions other than the province or provinces in which the Company’s Canadian counsel are qualified to practice and may rely, to the extent appropriate in the circumstances but only as to matters of fact, on certificates of officers of the Company and others;

(b)

the Underwriters shall have received a legal opinion from internal counsel of the Company, addressed to the Underwriters and legal counsel to the Underwriters with respect to: (i) the existence of each Cresco Subsidiary; (ii) the issued and outstanding securities of each Cresco Subsidiary and the securities thereof held by the Company or a Subsidiary; (iii) the corporate power and capacity of each Cresco Subsidiary to carry on its business and activities and to own and lease its property and assets; each such opinion to be in form and substance, acceptable to the Underwriters and their legal counsel, acting reasonably. In connection with such opinion, internal counsel of the Company may rely on, to the extent appropriate in the circumstances but only as to matters of fact, on certificates of officers of the Company, Cresco Subsidiaries and others;

(c)

the Underwriters shall have received a favourable legal opinion from Fox Rothschild LLP regarding certain U.S. state regulatory matters, in form and substance satisfactory to the Underwriters, acting reasonably, which opinion may be subject to usual and customary qualifications for opinions of this type, in form and content satisfactory to the Underwriters’ counsel, acting reasonably;

(d)

if any Initial Units or Additional Units are sold to purchasers in the United States or to or for the account or benefit of U.S. Persons, the Underwriters will receive, at the Closing Time, a favourable legal opinion dated the Closing Date from United States counsel to the Company, McDermott Will & Emery LLP, to the effect that no registration of the Initial Units and Additional Units offered and sold to purchasers in the United States or to or for the account or benefit of U.S. Persons will be required under the U.S. Securities Act, such opinion to be in form and substance, acceptable to the Underwriters and their legal counsel, acting reasonably, it being understood that such counsel need not express its opinion with respect to any subsequent re-sale of such Initial Units and Additional Units;

(e)

the Underwriters shall have received a certificate dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company or any other senior officer(s) of the Company as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters’ counsel, acting reasonably, with respect to:

(i)	the notice of articles and articles of the Company;

(ii)

resolutions of the Company’s board of directors relevant to, among other things, the issue and sale of the Shares and Warrants comprising the Offered Units to be issued and sold by the Company and the Warrant Shares issuable upon exercise of the Warrants, and the authorization of this Agreement and the other agreements and transactions contemplated herein; and

(iii)	the incumbency and signatures of signing officers of the Company;

(f)	the Underwriters shall have received a certificate of status or the equivalent dated within one Business Day of the Closing Date, in respect of the Company and each Cresco Subsidiary;

(g)

the Company shall cause Marcum LLP, MNP LLP and FGMK LLC to deliver to the Underwriters a “bring down” comfort letter, addressed to the Underwriters and the board of directors of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letters referred to in Section 5(1)(c) hereof;

(h)

prior to Closing, a “short form” comfort letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the current auditor of CannaRoyalty Corp. with respect to (i) the unaudited condensed interim consolidated financial statements of CannaRoyalty Corp. incorporated by reference in the Offering Documents for the three months ended March 31, 2019 and March 31, 2019, together with the notes thereto; and (ii) the audited financial statements of CannaRoyalty Corp. incorporated by reference in the Offering Documents for the years ended December 31, 2018 and 2017, together with the notes thereto and the report of the auditor attached thereto, which letter shall be based on a review by such auditors within a cut-off date and based on a review of not more than two Business Days prior to the Closing Date, which letter shall be in addition to any auditors’ comfort and consent letters addressed to the Securities Commissions in the Qualifying Jurisdictions;

(i)

the Company shall deliver to the Underwriters, at the Closing Time, certificates dated the Closing Date or the Option Closing Date, as applicable, addressed to the Underwriters and signed by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, or such other senior officer(s) of the Company as may be acceptable to the Underwriters, certifying for and on behalf of the Company and without personal liability, to the effect that:

(i)

the Company has complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Company contained herein are true and correct in all material respects (except for those that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects) as at the Closing Time (except to the extent such representations and warranties speak as of a specific date or time in which case such as of that specific date or time only)

with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

(iii)

the Decision Document has been issued by the Reviewing Authority for the Base Prospectus pursuant to the Passport System and, to the knowledge of such persons, no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Subordinate Voting Shares or other securities of the Company, or the Offered Units to be issued and sold by the Company has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; and

(iv)

since the respective dates as of which information is given in the Prospectus or any Supplementary Material (A) there has been no material change (financial or otherwise) in the business, assets (including intangible assets), operations, liabilities (contingent or otherwise), capital, or results of operations or control of the Company and the Subsidiaries, on a consolidated basis, and (B) no transaction has been entered into by the Company or any Subsidiary which is material to the Company and the Subsidiaries, on a consolidated basis, other than as disclosed in the Prospectus or in any Supplementary Material; and

(v)

there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying with Applicable Securities Laws;

(j)

the Underwriters shall have received copies of correspondence indicating that the Company has obtained all necessary approvals for the issuance of the Shares, the Warrants and the Warrant Shares to be listed on the CSE, subject only to the Standard Listing Conditions;

(k)

the representations and warranties of the Company contained in this Agreement will be true and correct in all material respects (except for those that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects) at and as of the Closing Time on the Closing Date, and, if applicable, the Option Closing Date as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company at or prior to the Closing Time on the Closing Date or the Option Closing Date, as applicable, will have been performed, complied with or satisfied prior to that time;

(l)	the absence of any misrepresentations in the Offering Documents;

(m)

the Company shall have received a Decision Document with respect to the Preliminary Base Prospectus, the Amended and Restated Base Prospectus and the Base Prospectus in the Qualifying Jurisdictions, and none of these Decision Documents shall be invalid or have been revoked or rescinded by any Securities Commission;

(n)

all directors and executive officers of the Company and their respective associates will have entered into an agreement with, and in form and substance satisfactory to the Underwriters, acting reasonably, at the Closing Time on the Closing Date pursuant to which they will agree not to, for a period ending on the date that is 90 days following the Closing Date, directly or indirectly offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Subordinate Voting Shares or other securities of the Company held by them, directly or indirectly, without the prior written consent of Canaccord on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed), except in conjunction with the grant or exercise of stock options or pursuant to a takeover bid.

Section 11	Closing

(1)

The closing of the purchase and sale of the Offered Units shall be completed at the Closing Time at the offices of Bennett Jones LLP, 100 King Street West, Suite 3400, Toronto, Ontario, or at such other place as Canaccord, on behalf of the Underwriters, and the Company shall agree upon. At the Closing Time:

(a)

the Company will deliver to Canaccord, or as Canaccord may direct, (i) via electronic deposit or represented by one or more certificates in definitive form, the Shares and Warrants comprising the Offered Units, in each case registered in the name of “CDS & Co.” or in such other name or names as Canaccord may notify the Company in writing not less than two Business Days prior to the Closing Time or made and settled in CDS under the non- certificated inventory system, and (ii) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require; against payment by the Underwriters to the Company (in accordance with their respective entitlements) of the applicable purchase price for the Initial Units and any Additional Units being issued and sold under this Agreement, net of the Underwriters Fees and the Underwriters’ expenses contemplated in Section 15 of this Agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Company not less than two Business Days prior to the Closing Time; and

(b)

the obligation of the Underwriters to complete the purchase of any Additional Units, Additional Shares and/or Additional Warrants under this Agreement, upon the exercise of the Over-Allotment Option, is subject to the receipt by the Underwriters of those documents contemplated, and the satisfaction of those conditions set forth, in Section 10 as the Underwriters may request, acting reasonably. In the event that the Company shall subdivide, consolidate, reclassify or otherwise change its Subordinate Voting Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the exercise price and to the number of Additional Units, Additional Shares and/or Additional Warrants issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 12	Restrictions on Further Issues or Sales

During the period commencing on the date hereof and ending 90 days following the Closing Date, the Company will not, directly or indirectly, without the prior written consent of Canaccord (such consent not to be unreasonably withheld or delayed), issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any additional units of the Company, Subordinate Voting Shares or any securities convertible into or exchangeable for Subordinate Voting Shares, other than issuances: (i) to satisfy rights or obligations under securities or other financial instruments of the Company existing and outstanding as of the date hereof; (ii) the issuance of securities in connection with arm’s length property or share acquisitions; or (iii) the grant of equity incentives in the normal course under existing equity incentive plans.

Section 13	Indemnification by the Company

(1)

The Company shall fully indemnify and save harmless each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, partners, advisors and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against any and all liabilities, claims (including securityholder actions, derivative or otherwise), actions, losses (other than a loss of profits in connection with the distribution of the Offered Units), costs, damages and expenses (including the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim) and the reasonable fees and expenses of their counsel (collectively, “Losses”) that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party by any third party other than the Company or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Losses and/or Claims relate to, are caused by, result from, arise out of, or are in connection with, directly or indirectly:

(a)

the breach of any representation or warranty of the Company made in any Ancillary Document or the failure of the Company to comply with any of its obligations in any Ancillary Document or any omission or alleged omission to state in any Ancillary Document any fact required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(b)

any information or statement (except any information or statement relating solely to the Underwriters or any of them and furnished in writing by the Underwriters or their legal counsel to the Company for use therein) in any of the Offering Documents (including, for greater certainty, the Documents Incorporated by Reference and any Subsequent Disclosure Documents) containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, or based upon any omission or alleged omission to state in any of the Offering Documents any material fact (other than a material fact relating solely to the underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them and furnished in writing by the Underwriters or their legal counsel to the Company for use therein) contained in any of the Offering Documents or any other document or material filed or delivered on behalf of the Company pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Offered Units, Shares, Warrants, Warrant Shares or any other securities of the Company;

(d)

the non-compliance by the Company with any Applicable Securities Laws or other regulatory requirements or the rules, by-laws and regulations of the CSE including the Company’s non-compliance with any statutory requirement to make any document available for inspection;

(e)

any misrepresentation or alleged misrepresentation made by the Company in connection with the Offering, whether oral or written, where such misrepresentation gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement; or

(f)

any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its covenants or other obligations contained herein or to satisfy any conditions contained herein required to be satisfied by the Company.

Any Underwriter shall not be entitled to the rights of indemnity contained in this Section 13 in connection with any Claim, if the Company has complied with the provisions of Sections 6 and, if applicable Section 5, and the person asserting such Claim for which indemnity would otherwise be available was not delivered a copy of the

Prospectus or the U.S. Placement Memorandum or was not provided with a copy of any Supplementary Material (or in the case of the U.S. Placement Memorandum, such applicable supplementary materials) which corrects any misrepresentation contained in the Prospectus and/or the U.S. Placement Memorandum which is the basis for such Claim and which Prospectus, U.S. Placement Memorandum or Supplementary Material (or in the case of the U.S. Placement Memorandum, such applicable supplementary materials) is required under Applicable Securities Laws or this Agreement to be delivered to such person by such Underwriter or members of any Selling Firm appointed by such Underwriter.

(2)

If any Claim contemplated by this Section 13 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 13 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall promptly notify in writing the Company of the nature of such Claim (provided that any failure to so notify in respect of any Claim or potential Claim shall affect the liability of the Company under this Section 13 only if and to the extent that the Company is materially and adversely prejudiced by such failure). The Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any such Claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably. An Indemnified Party shall have the right to employ separate counsel in any such Claim and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)	the Company fails to assume the defence of such Claim on behalf of the Indemnified Party within fourteen days of receiving notice of such suit;

(ii)	the employment of such counsel has been authorized by the Company; or

(iii)

the Indemnified Party shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented or that there may be legal defences available to the Indemnified Party or Indemnified Parties which are different from or in addition to those available to the Company or that the subject matter of the Claim may not fall within the foregoing indemnity or that there is a conflict of interest between the Company and the Indemnified Parties;

in which case, the Company shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party and the Company shall be liable to pay the reasonable fees and disbursements of counsel for such Indemnified Parties as well as the reasonable costs and out-of-pocket expenses of the Indemnified Party (including an amount to reimburse the Underwriter or Underwriters at their normal per diem rates for time spent by their respective directors, officers or employees ). Notwithstanding anything set forth herein, in no event shall the Company be liable for the fees or disbursements of more than one firm of legal counsel to an Indemnified Party in a particular jurisdiction in respect of any particular Claim or related set of Claims.

The Company will not, without each affected Indemnified Party’s prior written consent, such consent not to be unreasonably withheld, admit any liability, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder unless in connection with any settlement, compromise or consent by the Company, such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim (if an Indemnified Party is a party to such action) and (ii) does not include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of an Indemnified Party.

(3)

The Company hereby acknowledges and agrees that, with respect to Sections 13 and 14 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates, and its and their respective directors, officers, employees, partners, advisors, agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under Sections 13 and 14 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

(4)

The Company hereby waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with the Offering except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulting from the gross negligence, fraud, illegal act or willful misconduct of such Indemnified Party.

(5)

Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were caused by the gross negligence, fraud, illegal act or wilful misconduct of the Indemnified Party. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “fraud” or “gross negligence” or “wilful misconduct” for purposes of this Section 13 or otherwise disentitle the Underwriters from indemnification hereunder.

(6)

The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or if any such commission or authority shall investigate the Company and/or the Indemnified Parties and any Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Underwriters, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Company as they occur. The Company agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(7)	The rights to indemnification provided in this Section 13 shall be in addition to and not in derogation of any other rights which the Underwriters may have by statute or otherwise at law.

Section 14	Contribution

(1)

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 hereof would otherwise be available in accordance with its terms but is, for any reason held to be illegal, unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Company and the Underwriters shall contribute to the aggregate of all Losses of the nature contemplated in Section 13 hereof and suffered or incurred by the Indemnified Parties (i) in such proportion as is appropriate to reflect not only the relative benefits received by the Company, on the one hand, and the Underwriters on the other hand, from the distribution of the Offered Units, or (ii) if the allocation provided by (i) is not permitted by Applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in respect of such Losses; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in excess of such amount over the amount actually received by the Underwriters or any other Indemnified Party under this Agreement and further provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriters Fees or any portion thereof actually received by the Underwriters. However, no party who has engaged in any fraud, fraudulent misrepresentation or wilful misconduct as determined by a court of competent jurisdiction in a final non-appealable judgment shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or wilful misconduct.

(2)

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the Offering of the Offered Units (net of the Underwriters Fees payable to the Underwriters but before deducting expenses) received by the Company is to the Underwriters Fees actually received by the Underwriters. The relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in Section 13 which resulted in such Claims and/or Losses relate to information supplied by or steps or actions taken or done or not taken or not done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or not done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 13. The amount paid or payable by an Indemnified Party as a result of the Claims and/or Losses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claims and/or Losses, whether or not resulting in an action, suit, proceeding or claim. The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to this Section 14 were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section 14.

(3)

If the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Company shall be limited to contribution in an aggregate amount not exceeding the lesser of:

(a)	the portion of the full amount of the Losses giving rise to such contribution for which the Underwriters are responsible, as determined in Section 13(1); and

(b)	the amount of the aggregate Underwriters Fees actually received by the Underwriters from the Company under this Agreement.

(4)

The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

(5)

If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Company notice thereof in writing, but failure to so notify shall not relieve the Company of any obligation which it may have to the Indemnified Party under this Section 14 provided that the Company is not materially and adversely prejudiced by such failure, and the right of the Company to assume the defence of such Indemnified Party shall apply as set out in Section 13 hereof, mutatis mutandis.

Section 15	Fees and Expenses

(1)

Whether or not the purchase and sale of the Offered Units shall be completed, all fees and expenses (including GST or HST, if applicable) of or incidental to the creation, issuance and delivery of the Offered Units and of or incidental to all matters in connection with the transactions herein set out shall be borne by the Company including, without limitation:

(a)	all expenses of or incidental to the creation, issue, sale or distribution of the Offered Units and the filing of the Prospectus and any Supplementary Material;

(b)	the fees and expenses of the auditors, counsel to the Company and all local counsel (including disbursements and non-creditable GST or HST, if and as applicable, on all of the foregoing);

(c)	all costs incurred in connection with the preparation and printing of the Prospectus and any Supplementary Material contemplated hereunder and otherwise relating to the Offering; and

(d)

the reasonable out-of-pocket expenses and fees of the Underwriters, including the reasonable fees and expenses of the Underwriters’ Canadian and U.S. counsel (subject to a maximum of $125,000 plus disbursements and applicable taxes), with such expenses to be paid by the Company at the Closing Time or at any other time requested by the Underwriters, acting reasonably, provided that all fees and expenses incurred by the Underwriters, or on its behalf, pursuant to the Offering shall be payable by the Company promptly upon receiving an invoice therefor from the Underwriters.

Section 16	All Terms to be Conditions

The Company agrees that the conditions contained in Section 10 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with or satisfy any of the conditions set out in Section 10 shall entitle the Underwriters to terminate their obligation to purchase the Offered Units, by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17	Termination by Underwriters in Certain Events

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Units by written notice to that effect given to the Company at or prior to the Closing Time if:

(a)

there is a material change or a change in a material fact or new material fact shall arise, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or any amendment thereto, in each case, that has or would be expected to have, in the opinion of the Underwriters (or any of them), acting reasonably, a significant adverse change or effect on the business or affairs of the Company and the Subsidiaries (taken as a whole) or on the market price or the value of the Offered Units or Subordinate Voting Shares;

(b)

except in connection with U.S. Marijuana Laws, (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the CSE or any securities regulatory authority (except for any inquiry, action, suit, proceeding, investigation or order based upon activities of the Underwriters and not upon activities of the

Company) or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or materially restrict the trading of the Subordinate Voting Shares or any other securities of the Company or materially and adversely affects or might be expected to materially and adversely affect the market price or value of the Offered Units or Subordinate Voting Shares; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or any new or change in any law or regulation which in the opinion of the Underwriters, acting reasonably, seriously adversely affects, or involves, or would reasonably be expected to seriously adversely affect, or involve, the financial markets in Canada and the United States or the business, operations or affairs of the Company and the Subsidiaries taken as a whole or the market price or value of the securities of the Company;

(c)

the Company is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false in any material respect;

(d)

any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company, including the Offered Units, Shares, Warrants or Warrant Shares, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the CSE or any other competent authority, and has not been rescinded, revoked or withdrawn; or

(e)	any Underwriter and the Company agree in writing to terminate this Agreement in relation to such Underwriter.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter, or on the part of the Company to such Underwriter except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 15.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

Section 18	Allocation of Canaccord

The parties hereto acknowledge and agree that Canaccord shall, in its sole discretion and without notice or consent of the Company, be entitled to allocate its underwriting commitment under this Agreement to any of its affiliates within the Canaccord Genuity Group of Companies.

Section 19	Obligations of the Underwriters

(1)

The obligations of the Underwriters under this Agreement shall be several in all respects and not joint or joint and several. For greater certainty, the obligations of the Underwriters to purchase the Offered Units shall be several and not joint or joint and several, and shall be limited to the percentages of the aggregate number of Offered Units to be purchased set out opposite the names of the Underwriters respectively below:

Canaccord Genuity Corp.	-	60%
Beacon Securities Limited	-	10%
Cormark Securities Inc.	-	10%
Eight Capital	-	10%
GMP Securities L.P.	-	10%

(2)

If an Underwriter does not complete the purchase and sale of the Offered Units which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 17 of this Agreement) (the “Defaulted Units”), Canaccord may delay the Closing Date for not more than five days without the prior written consent of the Company, and the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Units, provided, however, that in the event that the percentage of the total number of Defaulted Units which one or more of the Underwriters has failed or refused to purchase is not more than 10% of the total number of the Offered Units which the Underwriters have agreed to purchase, the Continuing Underwriters shall be obligated severally to purchase on a pro rata basis (or such other basis as such other Underwriters may agree) all, but not less than all, of the Offered Units which would otherwise have been purchased by the one or more Underwriters which failed or refused to purchase. If the Continuing Underwriters are not required to and do not elect to purchase the Defaulted Units:

(a)	the Continuing Underwriters will not be obliged to purchase any of the Offered Units;

(b)	the Company will not be obliged to sell less than all of the Offered Units; and

(c)

the Company will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability on the part of the Continuing Underwriters, or on the part of the Company except pursuant to the provisions of Sections 13, 14 and 15 of this Agreement.

Section 20	Over-Allotment

In connection with the distribution of the Offered Units, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at levels above those which might otherwise prevail in the open market, in compliance with Applicable Securities Laws (including, for greater certainty, Regulation M under the U.S. Exchange Act). Those stabilizing transactions, if any, may be discontinued at any time.

Section 21	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered to,

in the case of the Company, to:

Cresco Labs Inc.

520 W Erie Street, Suite 220

Chicago, IL 60654

Email:	charlesb@crescolabs.com
Attention:	Charles Bachtell, Chief Executive Officer and Director

with a copy of any such notice (which shall not constitute notice to the Company) to:

Bennett Jones LLP

100 King Street West, Suite 3400

Toronto, Ontario M5X 1A4

Fax:	(416) 863-1716
Email:	sonshinea@bennettjones.com
Attention:	Aaron Sonshine

in the case of the Underwriters, to:

Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3100

Toronto, Ontario M5J 2S1

Fax:	(416) 869-3876
Email:	swinokur@canaccordgenuity.com
Attention:	Steve Winokur, Managing Director, Investment Banking

Stikeman Elliott LLP

199 Bay Street, Suite 5300

Toronto, Ontario M5L 1B9

Fax:	(416) 947-0866
Email:	mlanglois@stikeman.com
Attention:	Martin Langlois

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by email or fax and shall be deemed to have been given when: (i) in the case of a notice delivered personally or by email to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by fax on the first Business Day following the day on which it is sent.

Section 22	Relationship between the Company and the Underwriters.

The Company hereby acknowledges that (i) the offer and sale of the Offered Units pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) each Underwriter is acting as principal and not as an agent or fiduciary of the Company; and (iii) the Company’s engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

Section 23	Miscellaneous

(1)

Except with respect to Sections 13, 14, 17 and 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by Canaccord and Canaccord shall in good faith discuss with the other Underwriter the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(2)

This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Company and their respective successors and legal representatives, provided that no party may assign this Agreement or any rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other party (provided that Canaccord shall represent the Underwriters in this regard).

(3)

This Agreement, including all schedules to this Agreement, constitutes the entire agreement between the parties relating to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. This Agreement may only be amended, supplemented, or otherwise modified by written agreement signed by all of the parties.

(4)

Neither the Company nor any of the Underwriters shall make any public announcement in connection with the Offering, except if the other party (provided that Canaccord shall represent the Underwriters in this regard) has consented to such announcement or the announcement is required by Applicable Laws or stock exchange rules. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity, in the circumstances, to review a draft of the proposed announcement and to provide comments thereon.

(5)

No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

(6)

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

(7)

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(8)	Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(9)

The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Company of this offer by the Underwriters to purchase the Offered Units.

(10)

All warranties, representations, covenants (including indemnification obligations) and agreements of the Company herein contained or contained in any Ancillary Document shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for the benefit of the Underwriters regardless of the Closing of the sale of the Offered Units, any subsequent disposition of the Shares or Warrants comprising the Offered Units by the Underwriters or the termination of the Underwriters’ obligations under this Agreement and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Prospectus or any Supplementary Material or the distribution of the Offered Units or otherwise, and the Company agrees that the Underwriters shall not be presumed to know of the existence of a claim against the Company under this Agreement or any Ancillary Document or in connection with the purchase and sale of the Offered Units as a result of any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Prospectus or any Supplementary Material or the distribution of the Offered Units or otherwise.

(11)

Each of the parties hereto shall be entitled to rely on delivery of a facsimile or portable document format copy of this Agreement and acceptance by each such party of any such facsimile or portable document format copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(12)

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank]

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

CANACCORD GENUITY CORP.

By:	(Signed) Steve Winokur
Name:	Steve Winokur
Title:	Managing Director

BEACON SECURITIES LIMITED

By:	(Signed) Mario Maruzzo
Name:	Mario Maruzzo
Title:	Managing Director

CORMARK SECURITIES INC.

By:	(Signed) Alfred Avanessy
Name:	Alfred Avanessy
Title:	Managing Director

EIGHT CAPITAL

By:	(Signed) Patrick McBride
Name:	Patrick McBride
Title:	Principal, Head of Origination

GMP SECURITIES L.P.

By:	(Signed) Steve Ottaway
Name:	Steve Ottaway
Title:	Managing Director

[Amended and Restated Underwriting Agreement – Cresco Labs Inc.]

Accepted and agreed to by the undersigned as of the date of this letter first written above.

CRESCO LABS INC.

By:	(Signed) Charles Bachtell
Name:	Charles Bachtell
Title:	Chief Executive Officer

[Amended and Restated Underwriting Agreement – Cresco Labs Inc.]

SCHEDULE “A”

TERMS AND CONDITIONS FOR

UNITED STATES OFFERS AND SALES

As used in this schedule, the following terms shall have the meanings indicated:

Affiliate	means an “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

Directed Selling Efforts	means “directed selling efforts” as that term is defined in Rule 902 (c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units being offered pursuant to Regulation S, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the securities;

Foreign Issuer	means a “foreign issuer” as that term is defined in Rule 902 (e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

General Solicitation or General Advertising	means “general solicitation or general advertising”, as used in Rule 502(c) under the U.S. Securities Act, including any advertisement, article, notice or other communication published in any newspaper, magazine, on the internet or similar media or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Investment Company Act	means the U.S. Investment Company Act of 1940, as amended;

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Offshore Transaction	means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

Qualified Institutional Buyer	means a “qualified institutional buyer” as that term is defined in Rule 144A;

Regulation S	means Regulation S adopted by the SEC under the U.S. Securities Act;

Rule 144A	means Rule 144A adopted by the SEC under the U.S. Securities Act;

SEC	means the United States Securities and Exchange Commission;

Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

U.S. Affiliate	means a United States registered broker-dealer affiliate of an Underwriter;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

U.S. Person	means a U.S. person as that term is defined in Rule 902(k) of Regulation S;

U.S. Placement Memorandum	means the final U.S. private placement memorandum, including a copy of the English language version of the Prospectus, prepared by the Company in connection with the offer and sale of the Offered Units in the United States, or to or for the account or benefit of U.S. Persons, and in which the Prospectus in incorporated by reference;

U.S. Securities Act	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All capitalized terms used herein without definition have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on its own behalf and on behalf of its U.S. Affiliate, acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to or for the account or benefit of any U.S. Person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters, on its own behalf and on behalf of its U.S. Affiliate, represents, warrants, covenants and agrees to and with the Company that:

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1.

It has offered and sold, and will offer and sell, (a) the Offered Units forming part of its allotment only in Offshore Transactions in accordance with Rule 903 of Regulation S or (b) the Offered Units as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriter, its U.S. Affiliate nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 12 below): (i) any offer to sell or any solicitation of an offer to buy, any Offered Units to or for the account or benefit of any U.S. Person or any person in the United States; (ii) any sale of Offered Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, its U.S. Affiliate or persons acting on its behalf reasonably believed that such purchaser was outside the United States; or (iii) any Directed Selling Efforts in the United States with respect to the Offered Units.

2.

It will not offer or sell the Offered Units in the United States, or to for the account or benefit of any U.S. Person, except that it may offer and re-sell the Initial Units and Additional Units to Qualified Institutional Buyers in compliance with Rule 144A with whom the Underwriters have a pre-existing relationship. It shall inform, or cause its U.S. Affiliate to inform, each Qualified Institutional Buyer that the Initial Units and Additional Units are being sold to it in reliance upon exemptions from the registration requirements of the U.S. Securities Act and that they may not be transferred except in accordance with Regulation S.

3.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Initial Units and Additional Units, except with its U.S. Affiliate, any Selling Firms or with the prior written consent of the Company. It shall require each Selling Firm and U.S. Affiliate to agree in writing, for the benefit of the Company to comply with, and shall use its best efforts to ensure that each Selling Firm complies with, the same provisions of this Schedule “A” as apply to such Underwriter as if such provisions applied to such Selling Firm and/or U.S. Affiliate.

4.

All offers and sales of Initial Units and Additional Units in the United States to Qualified Institutional Buyers have been and will be made by the Underwriter’s U.S. Affiliate and all sales of the Initial Units and Additional Units in the United States to Qualified Institutional Buyers have been and shall be made by the Underwriter’s U.S. Affiliate in compliance with Rule 144A and in transactions exempt from registration or qualification under any applicable state securities laws.

5.

It and its Affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers to buy, and have not offered to sell and will not offer to sell, Initial Units and Additional Units in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

It and its U.S. Affiliate are Qualified Institutional Buyers, and all offers and sales of Initial Units and Additional Units have been or will be made in the United States in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers and applicable rules of the Financial Industry Regulatory Authority, Inc. Each U.S. Affiliate that makes offers and sales in the United

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States is on the date hereof, and will be on the date of each offer and sale of Initial Units and Additional Units in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc.

7.

Immediately prior to making an offer of Initial Units and Additional Units in the United States, the Underwriter and its U.S. Affiliate had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer. At the time of each sale of Initial Units and Additional Units to a person in the United States or to or for the account or benefit of a U.S. Person, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser is a Qualified Institutional Buyer.

8.

Prior to any sale of Initial Units and Additional Units in the United States each Qualified Institutional Buyer will be provided with the U.S. Placement Memorandum and will be required to execute the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Placement Memorandum.

9.

Each offeree of Initial Units and Additional Units in the United States, or that is purchasing for the account or benefit of a U.S. Person, shall be provided with a copy of the U.S. Placement Memorandum. Each purchaser of Initial Units and Additional Units in the United States, or that is purchasing for the account or benefit of a U.S. Person, shall be provided, prior to time of purchase of any Initial Units and Additional Units, with a copy of the U.S. Placement Memorandum.

10.

At least one Business Day prior to the Closing Date, the Company and its transfer agent will be provided with a list of all purchasers of the Initial Units and Additional Units in the United States or that are purchasing for the account or benefit of a U.S. Person.

11.

At the Closing, and any closing in connection with the Over-Allotment Option, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Initial Units and/or Additional Units, as applicable, in the United States or to or for the account or benefit of a U.S. Person, will either: (i) provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Initial Units and/or Additional Units, as applicable, in the United States or to or for the account or benefit of a U.S. Person, or (ii) be deemed to have represented and warranted that neither it, its Affiliates nor any one acting on its or their behalf, has offered or sold any Initial Units and/or Additional Units in the United States or to or for the account or benefit of a U.S. Person.

12.

Neither the Underwriter, its U.S. Affiliate or any person acting on its behalf (other than the Company, its Affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Initial Units and Additional Units.

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Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.	The Company is, and at the Closing will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units.

2.

The Company is not, and as a result of the sale of the Offered Units contemplated hereby and the application of the proceeds of the Offering as set forth under the caption “Use of Proceeds” in the Prospectus, will not be, an open-end investment company, a unit investment trust or a face- amount certificate company registered or required to be registered or a closed-end investment company required to be registered, but not registered, under the Investment Company Act.

3.

Assuming compliance of the Underwriters and their Affiliates of the provisions set forth in this Schedule A, the Initial Units and Additional Units are eligible for the initial resale to Qualified Institutional Buyers purchasing in the Offering pursuant to Rule 144A(d)(3)(i).

4.	the Offered Units are not and no securities of the same class as the Offered Units are:

(a)	listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act;

(b)	quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A; or

(c)

convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

5.

For so long as any Offered Units which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company, as the case may be, is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will provide to any holder of the Offered Units in the United States and any prospective purchaser of the Offered Units designated by such holder in the United States, upon request of such holder or prospective purchaser at or prior to the time of resale, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Units to effect resales under Rule 144A).

6.

Except with respect to offers and sales in accordance with this Schedule “A” to Qualified Institutional Buyers in reliance upon an exemption from registration under the U.S. Securities Act, neither the Company nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective U.S. Affiliates or any person

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acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Units to a person in the United States or purchasing for the account or benefit of a U.S. Person; or (B) any sale of Offered Units unless, at the time the buy order was or will have been originated, the purchaser is not a U.S. Person or purchasing for the account or benefit of a U.S. Person, and is (i) outside the United States or (ii) the Company, its Affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

7.

During the period in which the Offered Units are offered for sale, neither it nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective U.S. Affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts in the United States with respect to the Offered Units, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Initial Units and Additional Units in the United States in accordance with this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Units outside the United States in accordance with the Amended and Restated Underwriting Agreement.

8.

None of the Company, any of its Affiliates or any person acting on its or their behalf (other than the Underwriters, their respective U.S. Affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Initial Units and Additional Units in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

The U.S. Placement Memorandum (and any other material or document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Offered Units) include, or will include, statements to the effect that the Initial Units and Additional Units have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available. Such statements have appeared, or will appear, (i) on the cover page of the U.S. Placement Memorandum; (ii) in the “Plan of Distribution” section of the Prospectus; and (iii) in any press release related to the Offering made or issued by the Company or anyone acting on the Company’s behalf.

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EXHIBIT A TO SCHEDULE A

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States (and to, or for the account or benefit of, U.S. Persons) of the Initial Units and Additional Units (the “Offered Units”) of Cresco Labs Inc. (the “Company”) pursuant to the amended and restated underwriting agreement dated as of September 16, 2019 between the Company and the Underwriters named therein (the “Amended and Restated Underwriting Agreement”), the undersigned does hereby certify as follows:

1.

                                     is, on the date hereof, and was at the time of each offer and sale of the Offered Units made by it, a duly registered broker or dealer with the United States Securities and Exchange Commission, and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. and all offers and sales of Offered Units in the United States have been and will be effected by                                  in accordance with all U.S. broker-dealer requirements;

2.

prior to the sale of any Offered Units in the United States or to or for the account or benefit of an U.S. Person, each offeree in the United States was provided with a copy of the U.S. Placement Memorandum, and no other written material, other than any Supplementary Material approved by the Company for use in presentations to prospective purchasers, was used by us in connection with the Offering of the Offered Units in the United States or to or for the account or benefit of an U.S. Person;

3.

immediately prior to transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree purchasing Offered Units was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each person purchasing Offered Units in the United States is a Qualified Institutional Buyer;

no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) or “directed selling efforts” (as such term is used in Regulation S under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, on the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Units in the United States;

4.	all offers and sales of the Offered Units have been conducted by us in accordance with the terms of the Amended and Restated Underwriting Agreement, including Schedule “A” thereto; and

5.

prior to any sale of the Offered Units in the United States, we caused each Qualified Institutional Buyer to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Placement Memorandum and such letter has been delivered to the Company.

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Terms used in this certificate have the meanings given to them in the Amended and Restated Underwriting Agreement, including Schedule “A” thereto, unless otherwise defined herein.

DATED this          day of                     , 2019.

Per:		Per:
	Authorized Signing Officer		Authorized Signing Officer

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SCHEDULE “B”

CRESCO SUBSIDIARIES

Name	Jurisdiction of Organization
Arizona Facilities Supply, LLC	Arizona
Cresco Labs, LLC	Illinois
Cresco Labs SLO, LLC	California
Cresco Labs Joliet, LLC	Illinois
Cresco Labs Kankakee, LLC	Illinois
Cresco Labs Logan, LLC	Illinois
MedMar, Inc.	Illinois
Cresco U.S. Corp.	Illinois
Cresco Yeltrah LLC	Pennsylvania
Strategic Property Concepts 4, LLC	Ohio
Strategic Property Concepts 5, LLC	Ohio
Strategic Property Concepts LLC	Ohio
FloraMedex, LLC	Illinois
7943 W. Grand LLC	Illinois
JDRC Managed Services, LLC	Illinois
Phoenix Farms of Illinois, LLC	Illinois